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07024752

SEC MAIL RECEIVED PROCESSING
JUN 25 2007
WASH. D.C. 186 SECTION

May, 2007

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on May-, 2007 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
JUN 29 2007
THOMSON
FINANCIAL

FILE NUMBER
82 - 4780

Madrid, 29th May 2007

Dear Sirs,

In fulfilment of the duty of information set down in Article 82 of the Securities Market Act, we inform you below of the decisions taken by the Ordinary General Meeting of Shareholders held at the first call on 29th May 2007, in which there were, present or represented, 439 shareholders who own 74.4% of the total of the corporate capital.

All the decisions were taken with a sufficient majority. The number of votes in favour, abstentions and votes against each one of the decisions will be made known on the occasion of the publication of the Minutes of the Meeting authorised by the Notary, Mr. Celso Mendez Ureña.

1) APPROVAL OF THE ANNUAL ACCOUNTS AND MANAGEMENT REPORT.

a) Approval of the Annual Accounts – Balance Sheet, Profit and Loss Statement and Report-, the Management Report and Proposal for Application of the Results corresponding to the 2006 financial year, of both the company and its consolidated group, as well as the management of the Board of Directors during the said financial year.

b) To devote the negative result of the financial year of the individual Company 2,290 (thousands of euros) to the account of "Negative Results from Previous Financial Years" for offsetting against future years.

2) FIXING OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS. RE-ELECTION, RATIFICATION AND, IF APPLICABLE, APPOINTMENT OF DIRECTORS.

To set at twelve the number of members of the Board of Directors and

II.1 As a consequence of the expiry of the mandate, to re-elect for a new period of three years the Director, Mr. Miguel Rodríguez Domínguez.

II.2 As a consequence of the expiry of the mandate, to re-elect for a new period of three years the Director, Caja de Ahorros de Valencia, Castellón y Alicante (Bancaja).

II.3 As a consequence of the expiry of the mandate, to re-elect for a new period of three years the Director, Hoteles Participados, S.L.

II.4 So as to cover the vacancy arising as a result of the resignation of the Director, Mr. Gary Garrabrant, to appoint "GSS III Hurricane BV" as a new member of the Board of Directors for a period of three years.

II.5 To designate, as a new Director, the Caja de Ahorros y Monte de Piedad de Gipuzkoa y San Sebastián for a period of three years

As a consequence the Board of Directors is constituted in the following manner:

Chairman: Mr. Gabriele Burgio

Vice-Chairman: Mr. Manuel Herrando y Prat de la Riba

Directors:

Mr. Matías Amat Roca
Mr. Ramón Blanco Balín
Mr. Julio Cesar Diaz-Freijo Cerecedo
Mr. Carlos Etxepare (in representation of the Caja de Ahorros y Monte de Piedad de Gipuzkoa y San Sebastián)
Mr. Ignacio Ezquiaga Domínguez (in representation of Hoteles Participados, S,L.)
Mr. Aurelio Izquierdo Gómez (in representation of Bancaja, S.A.)
Mr. André Martinez (in representation of GSS III HURRICANE, BV)
Mr. Alfonso Merry del Val Gracie
Mr. José de Nadal Capará
Mr. Miguel Rodríguez Dominguez

3) APPROVAL OF THE NEW SYSTEM OF PAYMENT INDEXED ON THE QUOTED VALUE OF THE SHARES.

To approve the implantation in the Company of an Incentive Programme indexed on the quoted value of the shares of NH Hoteles, S.A.

This programme of payment consists of the award to, approximately, 150 managers from the Group of a total of 3,790,000 options or rights to receive at the expiry of the programme financial compensation equivalent to the increase which, if applicable, there has been in the quoted value of the shares of NH Hoteles, S.A. during the period of validity of the programme, taking as the initial value that which will be stated below and as the final value the average quotation value of the shares during the ten stock market sessions prior to the date of exercise.

The initial value for which the rights will be awarded is as follows:

- The 2,741,000 rights to the revaluation of the shares for the thirty-five principal heads of the Group, will be granted with an initial value of €17.66 per right.

- The remaining 1.049.000 rights, for the one hundred and fifteen managers or professionals of the Group, will be granted with an initial value of €15.27 per right (price of issue of the share in the most recent increase of capital during the present financial year of the Company).

The period of duration of the programme is of six years although the economic rights granted under the programme may only be exercised during the last three years at a rate of a maximum of one third of the total number or rights awarded to each manager during the fourth and fifth year and the rest in the sixth year.

In consequence, when he or she exercises the rights awarded under the programme , each manager who is a beneficiary of the programme will receive, as financial retribution, the sum resulting from multiplying by the number of rights assigned and exercised, the increase that, if applicable, the quoted value of the shares of NH Hoteles, S.A. have undergone calculated in the manner set out above.

As is usual in this kind of retribution system, the financial rights are not negotiable and the beneficiary will lose the right to exercise them if, during the period of validity of the programme, he ceases to belong to the staff of the Company except as a result of retirement, invalidity or death.

4) ACQUISITION OF SHARES OF THE COMPANY.

To authorise the Board of Directors for a new period of eighteen months to take on pledge and/ or to purchase, directly or indirectly, shares in the Company, by means of purchase on a secondary official market and at a price that is not less than their nominal value, nor greater than their quoted value at the time of their purchase, without at any time the nominal value of the shares purchased, together with those taken on pledge, being greater than five per cent of the total of the corporate capital.

The Board of Directors is authorised to freely dispose of the shares acquired under the above-mentioned authorisation so as to give, if applicable, fulfilment to the undertakings made in the "Retribution systems with delivery of share options" or "indexed at the quoted value of the share" whose implantation in the company would have been the object of the required approvals.

5) APPOINTMENT OF AN AUDITOR OF THE COMPANY AND OF ITS CONSOLIDATED GROUP.

To appoint **DELOITTE & TOUCHE ESPAÑA, S.L.** as Auditors of the Company accounts for the verification of the annual accounts and management report of the Company and of its consolidated group corresponding to the year 2007.

6) **DELEGATION OF POWERS FOR FORMALIZING, INTERPRETING, CORRECTING AND EXECUTING THE DECISIONS TAKEN BY THE GENERAL MEETING OF SHAREHOLDERS**

To authorise jointly Mr. Gabriele Burgio and Mr. José María Mas Millet, the Chairman and Secretary, respectively, of the Board of Directors, so that either of them may formalise and execute the foregoing decisions, and may award for this purpose the public or private documents that are necessary or appropriate (including those of interpretation, clarification, rectification of errors and correction of defects) for their precise fulfilment and for the registration at the Company Registry and in any other Public Registry.

In his speech, the Chairman of the Board of Directors together with the progress of the Company and the most significant facts occurring in the 2006 financial year, informed those present about the progress of the business during the first quarter of the 2007 financial year, the period in which a net profit of 14.75 million euros has been achieved which is twice the positive result of 7.29 million achieved in the same period of the previous year. We attach a copy of the above-mentioned presentation.

At a later press conference and to questions from journalists about the possibility that NH Hoteles would present at the end of the 2007 financial year the same percentage of increased results, the Chairman, Mr. Burgio, affirmed that "the objective that we have set ourselves as managers is that of attempting to achieve 100 million Euros of net profit, which would mean an increase of 60% over that achieved in the 2006 financial year".

Yours sincerely,

Roberto Chollet Ibarra
Chief Financial Officer

END